RCG ETFs, Inc.

9 West 57th Street

Suite 5000

New York, NY 10019

November 1, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RCG ETFs, Inc. (the “Corporation”) File No. 812-15261 Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of the Corporation, Ruane, Cunniff & Goldfarb L.P. and Foreside Financial Services, LLC (collectively, the “Applicants”), an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act that would grant an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, was submitted on September 13, 2021. At this time, the Applicants hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Application and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding this matter, please contact the undersigned at (202) 737-8833.

Sincerely,

By :    /s/ Paul M. Miller

Paul M. Miller

Partner, Seward & Kissel LLP and

Counsel to the Corporation